REXAM

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

29 June 2006

FILE NO. 82-3

Dear Sirs

SUPPL

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Deputy Company Secretary

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

FILE 82-3

Rexam briefing on Plastic Packaging

Rexam, the global consumer packaging company, will host a briefing for financial analysts today at 3.30 pm UK time in London.

The briefing will focus on Rexam's Plastic Packaging business. The presentation will be webcast live and will be available for viewing on the investor relations section of the Rexam website www.rexam.com. A copy of the presentation will also be made available on the web site.

While no new trading information will be disclosed, Rexam announces that the process has started to divest three food plastic packaging plants (two in Scandinavia and one in the UK) which had combined sales of c £65m in 2005.

The company will announce its Interim Results on 24 August 2006.

28 June 2006

Enquiries
Lars Emilson, Chief Executive +44 20 7227 4100
David Robbie, Group Finance Director
Graham Chipchase, Group Director Plastic Packaging
Andrew Mills, Group Communications Director

Financial Dynamics
Richard Mountain +44 20 7269 7291

Latest News

19 June 2006

Rexam appoints new Director Group Treasury

Rexam, the global consumer packaging company and the world's leading beverage can maker, announces that it has appointed Jon Drown to take over as Director Group Treasury from Chris Bowmer, who is due to retire at the end of the year.

Jon, who is 40, takes up his role at the start of August. He joins Rexam from BPB, the world leader in plasterboard and gypsum plasters, where he was Head of Corporate Finance and Treasury and responsible for relationships with banks, bondholders/ analysts, rating agencies and other debt stakeholders. His previous positions include Group Treasurer of Inntrepreneur, a joint venture company created by Diageo and Fosters Brewing Group, and Taxation and Treasury Manager at Grand Metropolitan Estates.

Commenting on the appointment, David Robbie, Rexam's Finance Director, said: "His experience with corporate finance and funding and financial/risk analysis on global M&A projects, as well as his experience with Insurance and Investor Relations, will make him a valuable addition to the Rexam financial management team."

Enquiries
David Robbie, Group Finance Director +44 20 7227 4100

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16 June 2006

Rexam completes FangXin acquisition

Rexam, the global consumer packaging group and the world's leading beverage can maker, is pleased to announce that it has completed the acquisition of the FangXin beauty packaging business which was announced on 25 January 2006.

Enquiries
Andrew Mills, Group Communications Director 020 7227 4100

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14 June 2006

Rexam holds 96.89% of Airspray share capital following expiration of the post-acceptance period

This is a joint press release issued by Airspray N.V., Rexam PLC and Rexam Plastics Nederland B.V. Not for release, publication or distribution, in whole or in part, in or into Australia, Canada, Italy and Japan.

With reference to the joint press releases dated 22 February 2006, 22 March 2006, 25 April 2006 and 23 May 2006 and to the offer memorandum of 25 April 2006 (the "**Offer Memorandum**"), Airspray N.V. ("**Airspray**"), Rexam PLC ("**Rexam**") and Rexam Plastics Nederland B.V. (the "Offeror") hereby jointly announce that the Offeror now holds 96.89% of the issued and outstanding ordinary shares in the capital of Airspray ("**Shares**") following the expiration of the post-acceptance period.

- During the post-acceptance period, expiring Monday 12 June at 15:00 hours, Amsterdam time, 1,003,901 Shares have been tendered under the offer, representing 17.55% of all outstanding Shares
- The Offeror has acquired a total of 13,750 Shares via regular trading on Euronext Amsterdam N.V. ("**Euronext Amsterdam**"), representing 0.24% of all outstanding Shares
- Following the acceptance of the Shares offered during the post-acceptance period and including the Shares acquired via Euronext Amsterdam, the Offeror holds 5,542,570 Shares, representing 96.89% of all outstanding Shares

Settlement
Payment for the Shares that were tendered and delivered during the post-acceptance period prior to 15:00 hours, Amsterdam time on 7 June 2006 has already occurred.

Payment for the Shares that were tendered and delivered during the post-acceptance after 15:00 hours, Amsterdam time on 7 June 2006 will be made as soon as possible, in accordance with the settlement procedures as described in the press release of 23 May 2006.

Delisting of Shares and compulsory acquisition procedure
The Shares will be de-listed from Euronext Amsterdam on 17 July 2006 and therefore 14 July 2006 will be the last day that the Shares can be traded on Euronext Amsterdam.

Holders of Shares ("**Shareholders**") are reminded that the Offeror, having obtained more than 95% of the Shares, intends to initiate the statutory compulsory acquisition procedure as referred to in articles 2:92a or 2:201a of the Dutch Civil Code in order to acquire all Shares held by minority Shareholders.

This press release is a public announcement as meant within article 9b paragraph 1 of the Securities Markets Supervision Decree 1995 (*Besluit toezicht effectenverkeer 1995*).

This press release is also published in the Dutch language. In the event of any inconsistency, this English language version will prevail above the Dutch language version.

Unless defined herein, defined terms used in this announcement shall have the meanings ascribed to them in the Offer Memorandum.

Further information can be obtained from:

Rexam PLC
Andrew Mills
Group Communications Director
Telephone: +44 20 7227 4100

Airspray N.V.
Robert Brands
CEO
Telephone: +31 72 5414 666

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